DRAFT

Laura E. Flores
202.739.5684
lflores@morganlewis.com

February XX, 2006


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Rydex ETF Trust (The "Trust") - Post Effective Amendment No. 5
         --------------------------------------------------------------
         (File Nos. 333-101625 and 811-21261)
         ------------------------------------

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 5, filed on December 15, 2005 for the purpose of introducing the S&P 500 Pure Value ETF, S&P 500 Pure Growth ETF, S&P MidCap 400 Pure Value ETF, S&P MidCap 400 Pure Growth ETF, S&P SmallCap 600 Pure Value ETF, and S&P SmallCap 600 Pure Growth ETF (each a "Fund" and collectively, the "S&P Pure Style ETFs") into the Trust. Post-Effective Amendment No. 5 also includes the S&P Equal Weight ETF and the Russell Top 50 ETF (each a "Fund" and together with the S&P Pure Style ETFs, the "Funds"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information ("SAI").

COMMENTS APPLICABLE TO THE PROSPECTUS:

1. COMMENT. Please consider revising the description of "Tracking Error Risk," included under "Common Risk/Return Information - Principal Risks," by deleting the reference to a Fund's performance exceeding that of the Underlying Index.

         RESPONSE. We have revised the language accordingly.

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2.       COMMENT. Please include a brief explanation of the S&P Equal Weight
         Index. In particular, please note that the S&P Equal Weight Index is the equal weighted version of the S&P 500 Index and explain what "equal weighted" means.

         RESPONSE. We have revised the S&P Equal Weight ETF's "Principal Investment Strategy" as follows (new language appears in bold for purposes of correspondence only):

         "The Fund uses a passive management strategy to track the performance of the Underlying Index. THE UNDERLYING INDEX IS THE EQUAL-WEIGHTED VERSION OF THE S&P 500, WHICH IS A MEASURE OF THE LARGE-CAPITALIZATION stocks of 500 major corporations selected by Standard & Poor's(R), a division of the McGraw Hill Companies, Inc. ("Standard & Poor's"), for their market size, liquidity and industry group representation. UNLIKE THE S&P 500, IN WHICH EACH CONSTITUENT STOCK'S WEIGHT IS PROPORTIONATE TO ITS MARKET VALUE, EACH STOCK IN THE UNDERLYING INDEX WILL BE REBALANCED QUARTERLY TO HAVE THE SAME TARGET WEIGHTING AS EVERY OTHER STOCK IN THE UNDERLYING INDEX.

         The Fund will use a "replication" strategy to try to track the Index. "Replication" refers to investing in substantially all of the securities in the Underlying Index in approximately the same proportions as in the Underlying Index. The Advisor expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before expenses, will be 95% or better. A figure of 100% would indicate perfect correlation."

3. COMMENT. Please consolidate the "Principal Risks" disclosure in each Fund's two-page spread.

         RESPONSE. We have not consolidated the "Principal Risks" disclosure in each Fund's two-page spread because we do not think Form N-1A precludes the collection of common risk return information in the forefront of the Prospectus followed by each Fund's specific Item 2 and Item 3 information. Form N-1A states only that this information is not to be preceded by "any other Item except the Cover Page (Item 1) or a table of contents meeting the requirements of rule 481(c) under the Securities Act." In compliance with this requirement, the "Common Risk/Return Information" section of the Prospectus is preceded only by the Cover Page and Table of Contents of the Prospectus.

         In addition, the Prospectus's current organization is consistent with the requirements set forth in Rule 421 under the Securities Act of 1933. In particular, Rule 421(b)(4)4 states that repeating disclosure "in different sections of the document that increases the size of the document but does not enhance the quality of the information" should be avoided. Repeating the principal risks associated with each Fund in each Fund's two-page spread will not only increase the size of the Prospectus significantly, but will have the effect of obscuring those risks that are not common to all of the Funds.

         Moreover, we think that the Prospectus's current organization aids the investor in understanding of the principal risks associated with each

         Fund. By presenting the principal risks that are common to each Fund in one location in the front of the Prospectus and the Fund-specific principal risks in each Fund's two-page spread, the investor is better able to compare the Funds and focus on those risks that are specific to each Fund.

4. COMMENT. Please include large-capitalization market segment risk in the S&P Equal Weight ETF's "Principal Risks" section, if applicable.

         RESPONSE. We have included the following risk disclosure under the Fund's "Principal Risks" section:

         "Market Segment Risk - The Fund is subject to the risk that large-capitalization stocks may underperform other segments of the equity market or the equity markets as a whole."

5. COMMENT. Please clarify that the risks included in each Fund's "Principal Risks" section are in addition to those included in the "Common Risk/Return Information" section of the Prospectus.

         RESPONSE. We have revised the first sentence under each Fund's "Principal Risks" section as follows:

         "In addition to those risks common to investing in any Fund, the [Russell Top 50 ETF] is subject to a number of other risks that may affect the value of its shares, including:"

6. COMMENT. Please disclose the number of constituent stocks in each S&P Pure Style ETF's Underlying Index under the "Principal Investment Strategy" section for each Fund.

         RESPONSE. We have added the following sentence to the S&P 500 Pure Value ETF's "Principal Investment Strategy" section and a similar sentence to each of the other S&P Pure Style ETF's "Principal Investment Strategy" sections (new language appears in bold for purposes of correspondence only).

         "PRINCIPAL INVESTMENT STRATEGY
         The Fund uses a passive management strategy to track the performance of the Underlying Index. The S&P 500/Citigroup Pure Value Index is narrow in focus, containing only those S&P 500 companies with strong value characteristics as selected by Standard & Poor's. AS OF FEBRUARY 10, 2006, THE UNDERLYING INDEX INCLUDED 152 OF THE CONSTITUENTS THAT COMPRISE THE S&P 500. The Fund will use a "replication" strategy to try to track the Index. "Replication" refers to investing in substantially all of the securities in the Underlying Index in approximately the same proportions as in the Underlying Index. The Advisor, expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before expenses, will be 95% or better. A figure of 100% would indicate perfect correlation.

7. COMMENT. Please disclose the market capitalization ranges for each Fund's Underlying Index as of a recent date.

         RESPONSE. We have added the following sentence to the S&P 500 Pure Value ETF's "Principal Investment Strategy" section and a similar sentence to each of the other Fund's "Principal Investment Strategy" sections.

         "As of December 31, 2005, the S&P 500/Citigroup Pure Value Index included companies with an average capitalization of approximately $2 trillion."

8. COMMENT. Please revise the "Medium Issuer Risk" and "Small Issuer Risk" captions to clarify that they are applicable to medium and small-capitalization companies.

         RESPONSE. We have revised the captions as follows: "Mid-Capitalization Issuer Risk" and "Small-Capitalization Issuer Risk."

9. COMMENT. Under "Active Investors and Market Timing," please clarify that the Board has not adopted policies and procedures designed to prevent market timing because it has found that is appropriate for the Funds not to have such policies and procedures.

         RESPONSE. We have revised the disclosure under "Active Investors and Market Timing" as follows (revised language appears in bold for purposes of correspondence only):

         "Shares of the Funds are listed for trading on the Exchange, which allows retail investors to purchase and sell individual shares at market prices throughout the trading day similar to other publicly traded securities. THE TRUST'S BOARD OF TRUSTEES DETERMINED TO NOT ADOPT POLICIES AND PROCEDURES DESIGNED TO PREVENT OR MONITOR FOR FREQUENT PURCHASES AND REDEMPTIONS OF THE FUNDS' SHARES BECAUSE the Funds sell and redeem their shares at NAV only in Creation Units pursuant to the terms of a Participant Agreement between the authorized participant and the Distributor, principally in exchange for a basket of securities that mirrors the composition of each Fund's portfolio and a specified amount of cash. The Funds also impose a transaction fee on such Creation Unit transactions that is designed to offset the Funds' transfer and other transaction costs associated with the issuance and redemption of the Creation Unit shares."

10. COMMENT. Please state that 12b-1 fees will increase the cost of an investor's investment in the second paragraph under "Distribution Plan."

         RESPONSE. We have revised the last sentence in the second paragraph under "Distribution Plan" as follows (new language appears in bold for purposes of correspondence only):

         "However, in the event that 12b-1 fees are charged in the future, because the Funds pay these fees out of assets on an ongoing basis, over time these fees may cost you more than other types of sales charges AND WILL INCREASE THE COST OF YOUR INVESTMENT."

11. COMMENT. Please update the telephone number for the U.S. Securities and Exchange Commission Public Reference Room on the back cover page of the Prospectus.

         RESPONSE. We have revised the Public Reference Room's telephone number accordingly.


COMMENTS APPLICABLE TO THE SAI:

12. COMMENT. Please present the information required to appear under "Dollar Range of Fund Shares" owned by each Board member for each Fund.

         RESPONSE. We have revised the table included under "Fund Shares Owned By Board Members" accordingly.

13. COMMENT. Under "Portfolio Manager Compensation," please disclose the external benchmark that each Fund will be compared to.

         RESPONSE. We have added the following sentence as the second to last sentence of the "Portfolio Manager Compensation" section:

         "For the Funds, the portfolio managers' performance will be compared in part to the performance of the Funds' underlying indices, as that term is defined in the Prospectus."

                                       ***

I hereby acknowledge on behalf of the Rydex ETF Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,



Laura E. Flores

c:  John McGuire, Esq.
    Joanna Haigney